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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                         FARMSTEAD TELEPHONE GROUP INC.
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                   311565 30 3
                                 (CUSIP Number)



Check the appropriate box to designate the rule to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)
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CUSIP NUMBER 311565 30 3

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Brave Asset Management Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)

         (b)      X

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.       SOLE VOTING POWER

                  (See Item 4)

         6.       SHARED VOTING POWER

                  (See Item 4)

         7.       SOLE DISPOSITIVE POWER

                  (See Item 4)

         8.       SHARED DISPOSITIVE POWER

                  (See Item 4)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         158,200 (See Note 1)

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [  ]

11.      PERCENT OF THE CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.83%

12.      TYPE OF REPORTING PERSON

         IA (See Item 4)


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CUSIP NUMBER 311565 30 3

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David G. Bunting

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)

         (b)      X

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.       SOLE VOTING POWER

                  (See Item 4)

         6.       SHARED VOTING POWER

                  (See Item 4)

         7.       SOLE DISPOSITIVE POWER

                  (See Item 4)

         8.       SHARED DISPOSITIVE POWER

                  (See Item 4)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         158,200 (See Note 1)

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [  ]

11.      PERCENT OF THE CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.83%

12.      TYPE OF REPORTING PERSON

         IN (See Item 4)


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CUSIP NUMBER 311565 30 3

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         T. Brett Haire

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)

         (b)      X

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.       SOLE VOTING POWER

                  (See Item 4)

         6.       SHARED VOTING POWER

                  (See Item 4)

         7.       SOLE DISPOSITIVE POWER

                  (See Item 4)

         8.       SHARED DISPOSITIVE POWER

                  (See Item 4)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         158,200 (See Note 1)

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [  ]

11.      PERCENT OF THE CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.83%

12.      TYPE OF REPORTING PERSON

         IN (See Item 4)


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Item 1.
(a)      Name of Issuer:  FARMSTEAD TELEPHONE GROUP INC.

(b)      Address of Issuer's Principal Executive Offices:

                  22 Prestige Park Circle
                  East Hartford, CT  06108-3728

Item 2.
(a)      Name of Person Filing:

         (i)       Brave Asset Management Inc.
         (ii)      David G. Bunting
         (iii)     T. Brett Haire

(b)      Address of Principal Business Office:

         (i):
         47 Summit Avenue
         Summit, New Jersey 07901

         (ii) and (iii):
         c/o Brave Asset Management Inc.
         47 Summit Avenue
         Summit, New Jersey 07901

(c)      Place of Organization or Citizenship:

         (i)  New Jersey
         (ii) and (iii):  USA

(d)      Title of Class of Securities:

         Common Stock, par value $.001

(e)      CUSIP NUMBER:

         311565 30 3

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
        78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


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(d) [ ] Investment company registered under section 8 of the Investment
        Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with
        Section 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with
        Section 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

The statement on Schedule 13G relates to an aggregate total owned as of December 31, 1999 and January 31, 2000 of Class A and Class B Warrants of the Issuer entitling the holder to acquire within the next 60 days a total of 158,200 shares of the Common Stock of the Issuer (representing approximately 4.83% of the issued and outstanding Common Stock of the Issuer as of October 29, 1999 based on information contained in the Issuer's most recent filing with the Securities and Exchange Commission). Each Class A and B Warrant entitles the holder to one share of the Common Stock of the Issuer. Of the aggregate total, 50,000 Class B Warrants are owned by an advisory client of Brave Asset Management Inc. ("BAMI"), a registered investment adviser, a total of 44,000 Class A and B Warrants are beneficially owned by T. Brett Haire, and a total of 33,600 Class A and B Warrants are beneficially owned by David G. Bunting. Messrs. Haire and Bunting comprise the control persons of BAMI (collectively, the "Control Persons"). Mr. Bunting may also be deemed to be the beneficial owner of 30,600 shares of Common Stock (included in the aggregate total of 158,200 shares) acquirable within the next 60 days under Class B Warrants, which are beneficially owned by an adult child, but disclaims such beneficial ownership.

BAMI and the Control Persons are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by BAMI.


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(a)      Amount Beneficially Owned:

         158,200 (See Note 1)

(b)      Percent of Class:  4.83%

(c)      Number of shares as to which each person has:

         (i)       sole power to vote or to direct the vote:  0(1)

         (ii)      shared power to vote or to direct the vote:  158,200(1)

         (iii)     sole power to dispose or to direct the disposition of:
                   0(1)

         (iv)      shared power to dispose or to direct the disposition of:
                   158,200(1)

Note (1): BAMI denies any voting power with respect to the Common Stock acquirable pursuant to the Warrants. The Control Persons have sole voting power with respect to the securities respectively acquirable by them. Mr. Bunting denies any voting or dispositive power with respect to the securities owned by his adult child. BAMI shares dispositive power with its clients with respect to the securities owned by its clients, and therefore shares dispositive power with respect to 50,000 Class B Warrants owned by a client. BAMI shares dispositive power with the Control Persons with respect to the Class A and B Warrants owned by the respective Control Person, which in the aggregate entitle the holder to 77,600 shares of Common Stock of the Issuer.

Item 5.  Ownership of five percent or less of a class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of more than five percent on behalf of another person.

                  Not applicable.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

         Not applicable.

Item 8:  Identification and Classification of Members of the Group.



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         See response to Item 4 above.

Item 9:  Notice of Dissolution of Group

         Not Applicable.

Item 10: Certification. The following certification shall be included if the statement is filed pursuant to "240.13d-1(c):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 8, 2000

                                            BRAVE ASSET MANAGEMENT INC.



                                            By:/s/ David G. Bunting
                                               --------------------------------
                                               David G. Bunting
                                               Secretary-Treasurer



                                               /s/ David G. Bunting
                                               --------------------------------
                                               DAVID G. BUNTING



                                               /s/ T. Brett Haire
                                               --------------------------------
                                               T. BRETT HAIRE


Note 1: The 158,200 Common Shares are acquirable within the next 60 days under 48,200 Class A Warrants (each for one share of Common Stock) and 110,000 Class B Warrants (each for one share of Common Stock).


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